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EXHIBIT 99.1

THURSDAY JUNE 21, 12:08 PM EASTERN TIME

PRESS RELEASE

SATYAM INFOWAY PROVIDES YEAR-END FINANCIAL STATEMENTS ON ITS WEBSITE

CHENNAI, India--(BUSINESS WIRE)--June 21, 2001--Satyam Infoway Limited (Nasdaq National Market:SIFY - news) announced today that it is making available on its corporate website, www.sifycorp.com, its United States Gaap financial statements for its fiscal year ended March 31, 2001. This information, which will be posted shortly after this press release is disseminated, can be obtained by linking to the website at www.sifycorp.com, in the investor relations section. These financial statements and related information will also be filed with the United States Securities and Exchange Commission as part of Satyam Infoway's Annual Report on Form 20-F, expected to be filed in the near future.

About SIFY

Satyam Infoway Limited is the largest integrated Internet and eCommerce services company in India, offering end-to-end solutions with a comprehensive range of products delivered over a common Internet backbone infrastructure. A significant part of the Company's revenue is derived from corporate services (B2B) which include corporate connectivity, network and communications solutions and integrated e-Solutions, such as consulting, execution, management and hosting. As of March 31, 2001, over 650 corporate customers use SIFY's B2B products and services. UUNet Technologies, Sterling Commerce, Open Market and Broad Vision are among SIFY's strategic partners for world class corporate services. SIFY's consumer Internet access business had, as of March 31, 2001, more than 460,000 subscribers accessing its service through 51 points of presence, representing an estimated 90% of the installed PC base in India. The customer care processes of the Company's retail ISP business are accredited ISO 9002. Satyam Infoway's consumer portal, www.sify.com, had 180 million page views in March 2001. For more information about Satyam Infoway, visit our World Wide Web site at http://www.sifycorp.com.

This press release contains or refers to forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained in this press release include, but are not limited to, comments regarding the prospect for further growth in the Company's business and its ability to capitalize on the new initiatives described herein. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements -- Satyam Infoway undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Satyam Infoway's business, please see the discussion under the caption "Risks Related to Our Business" in Satyam Infoway's Report on Form 6-K for the Quarter
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ended December 31, 2000 which has been filed with the Securities and Exchange
Commission and the other reports it files with the SEC from time to time. These filings are available at www.sec.gov.

Contact:
     Satyam Infoway Ltd., (India)
     T. R. Santhanakrishnan, + 91 44 2540770
     www.sifycorp.com
           or
     The Anne McBride Company, (U.S.)
     Can Onen, 212/983-1702 ext. 212
     conen@annemcbride.com